

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

Via E-mail
Richard Kassar
Chief Financial Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094

>   **Re: Freshpet, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 2, 2014**
>   **File No. 333-198724**

Dear Mr. Kassar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence Submitted October 1, 2014 and October 2, 2014

General

1. We reviewed your draft submissions, but are unable to verify or agree many of the amounts you present to other corresponding or underlying supporting information contained in your related financial statements and other information presented elsewhere in your filing. Accordingly, please revise your disclosures to more fully address the information you disclose in the following areas, to enable readers of your filing to more readily agree the various pro forma and other pricing-related information to your underlying financial information and the impacts of your anticipated related transactions described:

    a. Equity Sponsor, page 6 – Provide the number of shares MidOcean will own to verify percentage ownership following consummation of your offering.

    b. The Offering, page 8 – Provide narrative detail of the calculation of shares outstanding immediately after completion of your offering.

    c. Summary Consolidated Financial Data, page 11 – Provide support and calculations for all of the pro forma amounts presented in the tables on page 12.

    d. Use of Proceeds, page 36 – Provide support and detailed calculations for estimated net proceeds (without and with underwriters' option exercise).

    e. Use of Proceeds, page 36 – Provide detail of your "sensitivity" calculations (i.e., $1.00 price change).

    f. Use of Proceeds, page 36 – Provide detailed breakdown of each of the components being paid down from the $86.8 million of net proceeds received from the debt refinancing and your offering.

    g. Capitalization, page 38 – Provide details of each pro forma transaction and how or where it is reflected in the Capitalization table, so the amounts disclosed can be verified.

    h. Capitalization, page 38 – Provide detail of your "sensitivity" calculations (i.e., $1.00 price change and 1 million share change) in footnote (1) on page 39.

    i. Dilution, page 40 – Provide support and calculations for all of the amounts presented (net tangible value calculations for each scenario, increased amount per share attributable to new investors, etc.)

    j. Dilution, page 40 – Provide detail of all "sensitivity" calculations (if different from those requested previously).

    k. Selected Historical Consolidated Financial and Other Data, page 43 – Provide support and calculations for all of the pro forma amounts presented in the tables on page 43.

2. On October 1, you provided changed pages indicating that you were changing the size and fee calculation methodology, but the amendment you filed on October 2 does not yet reflect those changes. Please ensure that the legality opinion you file as exhibit 5.1 continues to reflect accurately the size of the proposed offering. Also, we may have comments once you file the omitted exhibits, including any agreements related to the senior secured debt facilities you discuss in the new "Debt Refinancing" disclosure at page 56.

Preliminary Third Quarter Results, page 5

3. We note in your disclosure, as well as in the separate paragraph at the top of this page entitled "Continue to enhance our operating margins," you use the terms "operating margins," "gross margins," and "gross profit." It is unclear if each of these terms is a distinctly different financial measure, or if each is meant to convey the same measure to readers. Accordingly, please revise your disclosures here, as well as elsewhere in your filing, to clearly define these measures when disclosed, and to eliminate any corresponding inconsistencies in your filing. Additionally, clarify whether and, if so, how the information disclosed under this section relates to or updates measures presented elsewhere.

4. Supplementally, tell us whether any preliminary results for the third quarter, other than those disclosed here, indicate trends or developments that differ materially from those reflected in the historical financial statements or MD&A included elsewhere in your filing.

Management, page 78

5. You provide six new biographical sketches pursuant to Item 401(e) of Regulation S-K, but only the sketch for Mr. Steeneck appears to be free from gaps and ambiguities regarding the principal employers and positions each director held during the past five years. Please provide revised sketches which eliminate all such gaps and ambiguities.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551-3863 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
        Andrew Herman
        Kirkland & Ellis LLP